A PROFESSIONAL CORPORATION
1900 MARKET STREET     PHILADELPHIA. PA 19103-3508     215.665.2000     800.523.2900     215.665.2013 FAX     www.cozen.com
January 6, 2011
Dana Brown, Esquire
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Converted Organics Inc. Preliminary Proxy Statement on Schedule 14A Filed on December 23, 2010
Dear Mr. Brown:
     On behalf of Converted Organics Inc., a Delaware company (the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a copy of the Company’s proposed responses to be incorporated into its revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy”).
     For your convenience, we have repeated each comment prior to the response in italics. The references to page numbers in the headings are to the originally filed Preliminary Proxy Statement on Schedule 14A (the “Original Proxy”).
     We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Dana Brown
January 6, 2011

     1. Please file a revised preliminary proxy statement, revising the first paragraph on page four to explain why the company has the right disclosed in the second sentence on page four. Additionally please disclose under what circumstances and for what reasons the company might exercise the right.
     The Company has revised the referenced paragraph as follows (emphasis added):
     “The Notes are initially convertible into shares of common stock at a conversion price of $1.00 per share; provided that if we make certain dilutive issuances (with limited exceptions), the conversion price of the Notes will be lowered to the per share price for the dilutive issuances. We also have the right, at our option, to permit the holder of the Notes to convert at a lower price specified by us for a period specified by us. We are not required to exercise this right, and would only do so if we believe making such election would encourage the Note holders to convert their Notes into shares of common stock, thereby eliminating our requirement to repay the Notes in cash.”
     2. Please revise proposal two to clarify that shareholders are voting on the removal of the floor, as noted on page five.
     As discussed in more detail in our response to comment 3, the Company has revised Proposal 2.
     3. We note that proposals two and four relate to the modification of securities and that proposal three relates to the issuance of securities. Please revise to include the information required by Item 13 of Schedule 14A. See Items 11, 12 and 13 of Schedule 14A.
     The Company has revised the proposals that it intends to submit to its shareholders. The Company believes that based on the revised proposals, the information set forth in Item 13 of Schedule 14A is not required.
     The Company is submitting the proposals to a vote of its shareholders in order to comply with Nasdaq Listing Rule 5635(d), which requires shareholder approval of a transaction involving the sale, issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock, if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.
     The description of Proposal 3 has been revised to clarify that the approval of shareholders is not being sought to issue the Additional Notes and Warrants, but is being sought to allow the Company to issue in excess of 20% of its common stock in connection with such securities in compliance with Nasdaq Rules. The Company is not required to obtain shareholder approval to issue the Additional Notes and Warrants. The Company is required to obtain shareholder approval to issue the shares of common stock underlying the Additional Notes and Warrants.

Mr. Dana Brown
January 6, 2011

Instruction 1 to Item 13 of Schedule 14A states that the information required in Item 13(a) (which is the only information in Item 13 required by Item 11) is not required in cases where the matter to be acted on is the authorization or issuance of common stock. As such, the Company respectfully submits that the information required in Item 13(a) is not required in the Revised Proxy as the matter being acted upon is the Company’s ability to issue shares of common stock.
     The description of Proposals 2 and 4 has been revised to clarify that no securities of the Company are being modified. The Series A and C Warrants referenced in Proposal 2 and the Class G Warrants referenced in Proposal 4 will not be modified as a result of the shareholder vote. Each of the foregoing warrants currently contains language that states upon the receipt of shareholder approval the limitations on future adjustments of the exercise prices below their floor prices is permitted. Upon shareholder approval, there will be no modifications to the foregoing warrants. The warrant agreements governing the warrants will not be modified or changed. As such, the Company respectfully submits that Item 12 is not applicable to the current proxy statement.
     4. We note that proposals two and three currently cross-reference the proposal one discussion. Please revise proposals two and three to include separate discussions for each.
The Company has included separate discussions for each proposal.
     The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas S. Pavri at (215) 665-5542.
Very truly yours,
/s/ COZEN O’CONNOR

Cc:	Edward J. Gildea, Chief Executive Officer David Allen, Chief Financial Officer